FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Elemental Royalty Corporation ("Elemental" or the "Company")
905 - 815 West Hastings Street,
Vancouver, British Columbia, V6C1B4

Item 2 Date of Material Change

March 20, 2026

Item 3 News Release

A news release dated March 20, 2026  (the "News Release") was disseminated via Newsfile, having been filed on SEDAR+ and is available at www.sedarplus.ca.

Item 4 Summary of Material Change

Elemental announced that its board of directors has declared its maiden dividend (the "Dividend") of US$0.03 per common share in the capital of the Company (each, a "Common Share"), with the intention to declare subsequent dividends at the end of each fiscal quarter, aggregating to US$0.12 per Common Share for the 2026 fiscal year.

The Company also announced a dividend election alternative for duly qualified registered holders of Common Shares (the "Registered Shareholders").

Item 5.1 Full Description of Material Change

Elemental announced that its board of directors has declared the Dividend of US$0.03 per Common Share, with the intention to declare subsequent dividends at the end of each fiscal quarter, aggregating to US$0.12 per Common Share for the 2026 fiscal year.

The Dividend will be paid to holders of record of Common Shares as of the close of business (4:30 p.m. Eastern Time) on March 31, 2026, and will be distributed on or about April 15, 2026. The Dividend qualifies as an "eligible dividend" for Canadian income tax purposes. The declaration, timing, amount and payment of future dividends remain at the discretion of the board of directors of the Company.

Registered Shareholders that are duly qualified may elect (each an "Election") to have cash dividends (the "Dividend Election Alternative") otherwise payable to them, net of applicable of expenses and withholding taxes, delivered in Tether Gold XAU₮ tokens ("Tether Gold Tokens") in accordance with the terms of the Dividend Election Alternative as set forth in the News Release.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Frederick Bell
President and Chief Operating Officer
+44 (0) 7554 872 794

Item 9 Date of Report

March 26, 2026

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof). Forward-looking statements and information include, but are not limited to, the timing of the payment of the Dividend; the timing of delivery of Tether Gold Tokens to Electing Participants; the ability of shareholders to meet all of the eligibility criteria for the Dividend Election Alternative; the timing for delivering an Election; the ability of Registered Shareholders to satisfy the criteria to make an Election in a timely manner in respect of the Dividend; the ability of the Tether Gold Tokens to be delivered pursuant to applicable law and the process for delivery of the Tether Gold Tokens; the price of Tether Gold Tokens will be purchased; the timing and amount of any future dividends; Elemental's ongoing ability to pay dividends; the determination of the board of directors of Elemental to declare future dividends; eligibility to participate in the Dividend Election Alternative and the ability of shareholders to meet the eligibility criteria for the Dividend Election Alternative; the ongoing offering of the Dividend Election Alternative to Registered Shareholders; the qualification of any future dividend as an 'eligible dividend' for Canadian income tax purposes; and other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby (and in particular, may cause Elemental's expectations regarding declarations of future dividends to be materially different), and are developed based on assumptions about such risks, uncertainties and other factors, including but not limited to: the impact of general business and economic conditions; the absence of control over the mining operations from which Elemental will receive royalties; risks related to international operations, government relations and environmental regulation; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices, including but not limited to, fluctuations in the price of gold backing the Tether Gold Tokens; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations; currency fluctuations; fluctuations, transaction activity, market volatility, reduced liquidity or disruptions in digital asset markets and trading platforms; regulatory restrictions, including environmental regulatory restrictions; cybersecurity threats, security breaches and hacks; liability, competition, loss of key employees; compliance with applicable law; the risks set out in the election form attached as a Schedule to the News Release; and other related risks and uncertainties.

For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025 and the document describing the Dividend Election Alternative. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.